[Letterhead of K&L Gates LLP]

March 20, 2009

VIA EDGAR

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China-Biotics, Inc.
Form 10-KSB for the Fiscal Year Ended March 31, 2008
Filed July 10, 2008
File No. 333-110733
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
Form 10-Q for the Fiscal Quarter June 30, 2008
Filed August 14, 2008
File No. 001-34123

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings set forth in the Staff’s letter dated January 30, 2009.  In connection therewith, the Company is hereby filing Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2008 (File No. 333-132670) (the “10-K Amendment”), Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended September 30, 2008 (the “2Q 10-Q Amendment”), and Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2008 (the “1Q 10-Q Amendment”). The Company is also filing Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended December 31, 2008 (the “3Q 10-Q Amendment”) in order to make conforming changes based on this review. For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

March 20, 2009

Form 10-KSB for the Fiscal Year Ended March 31, 2008

Cover Page

1.	Comment:
Explain to us why you believe that Form 10-KSB was the appropriate form on which to file your annual report.  If you conclude that Form 10-K is instead the appropriate form, you will need to, among other things, include all the additional disclosure that Regulation S-K would require.  For example, we note that you refer at page 11 to two customers that each accounted for more than 10% of your sales revenue, which Form 10-K would require you to identify.  In that regard, see Item 101(c)(1)(vii) of Regulation S-K.

Response:
The Company believes that it properly filed its annual report for the fiscal year ended March 31, 2008 on Form 10-KSB. At the time the SEC implemented its new regulations governing smaller reporting companies, the Company was a “small business issuer” and filed its periodic reports using the SB forms used for small business issuers.  Under paragraph (4)(i) of the definition of “Smaller Reporting Company” in Rule 12b-2 of the Exchange Act, issuers that are required to file reports under section 13(a) or 15(d) of the Exchange Act must reflect the determination of whether it qualifies as a smaller reporting company in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year.  Although the Company exceeded the $75 million public float threshold as of September 30, 2007 (the last business day of its most recently completed second fiscal quarter) and therefore did not qualify as a smaller reporting company at March 31, 2008, it was only required to begin to reflect this determination in its Form 10-Q for the fiscal quarter ended June 30, 2008.  Accordingly, the Company continued to use Form 10-KSB based on its prior status as a small business issuer.

Form 10-KSB expired on March 15, 2009.  Therefore, the Company has filed the 10-K Amendment as an amendment to Form 10-K using the scaled reporting requirements applicable to smaller reporting companies.

Part I, page 1

2.	Comment:
We note your statements here and on page 25 urging readers to carefully consider and review “the information provided under the caption ‘Risk Factors.’”  As you do not include a “Risk Factors” caption in your filing, refer instead to the sections containing your risk factor discussion, for example the discussion beginning on page 17.

Response:
On pages 1 and 25 of the 10-K Amendment, the Company has eliminated the reference to a “Risk Factors” caption and refers instead to the discussion beginning on page 17 under the caption “Risks Related to Our Business.”

March 20, 2009

Competition, page 12

3.	Comment:
We note your disclosure that you compete with at least ten microecologics producing companies in China in addition to large, overseas producers, However, your tables only include two competitors, and the competitors are not the same across all tables, which makes it difficult to determine the quality of your products as compared with those of your competitors.  Regardless of whether you retain tabular disclosure, provide a more complete comparison to the extent you retain assertions regarding the purportedly more favorable characteristics of your products and operations.  Also, further clarify your use of the terms “Not recommended” and “Below standard,” providing enhanced definitions and making clear that no governmental or other authority specifically considered or rated the products you cite, if accurate.

	Response:	On pages 12 and 13 of the 10-K Amendment, the Company has clarified that the competitors it refers to in the tables are two comparable sample PRC competitors and one comparable Japanese competitor and includes both of the sample PRC competitors in all of the tables. The Company has also clarified the Company’s use of the terms “Recommended,” “Not recommended” and “Below standard”, that the information was obtained from the labels of their competitors’ products, and that no governmental or other authority specifically considered or rated the products cited.

Risks Related to Our Business, page 17

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, page 22

4.	Comment:
We note your disclosure that “[t]here are significant restrictions on convertibility of the Renminbi for current account transactions, including primarily the restriction that foreign invested enterprises may only buy, sell, or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business.”  We further note that your sole operating subsidiaries and all of your assets are located in the People’s Republic of China.  Please provide parent-only condensed financial statements.

	Response:	The Company has provided parent-only condensed financial statements on pages 61 through 66 of the 10-K Amendment.

March 20, 2009

“Shares of our common stock which are eligible,” page 22

5.	Comment:	Revise to eliminate the reference to shares “(covered by this prospectus),” as this is an annual report. Ensure that your disclosure is carefully tailored to the filing.

	Response:	The Company has eliminated the language “(covered by this prospectus)” on page 22 of the 10-K Amendment.

Management’s Discussion and Analysis or Plan of Operation, page 25

Net Sales, page 29

6.	Comment:
We note your statement that “[n]et sales in [y]our financial statements are stated at invoiced value less sales tax.”  Based on the sales discounts you identify in a separate line item for the fiscal year ended March 31, 2008, totaling $1,171,096, it appears you need to update the disclosure surrounding the nature of your net sales.

	Response:	On page 29 of the 10-K Amendment, the Company has clarified that net sales are stated at invoiced value less sales tax and sales discount.

Recent Accounting Pronouncements, page 33

7.	Comment:
Please review the applicable effective dates as they apply to your fiscal year end of March 31 and modify your disclosure indicating the date in which you must adopt the standard, as appropriate.  In this regard, we note you state that FAS 161 will be “effective for the Company’s fiscal quarter that begins on February 1, 2009” and that FAS 160 will be effective for the Company’s fiscal year that begins on November 1, 2009.”  We note similar discrepancies in your footnotes beginning on page 47.

Response:
On pages 33, 34 and 48 of the 10-K Amendment, the Company has corrected the applicable effective dates. The Company has made conforming changes on page 24 of the 1Q 10-Q Amendment, page 25 of the 2Q 10-Q Amendment and page 25 of the 3Q 10-Q Amendment.

8.	Comment:
Furthermore, we note your statement that you “are currently evaluating the impact of the provisions of FAS 157,” Please note that FAS 157, except as provided in subparagraphs 36(a) and 36(b), was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Therefore, it appears necessary for you to modify this disclosure and to provide the disclosures required by paragraphs 32 through 35 of FAS 157 in your financial statement footnotes, as applicable.

March 20, 2009

Response:
As noted on pages 34 and 48 of the 10-K Amendment, FAS 157 was effective for the Company’s fiscal year that begins on April 1, 2008. Since it was not effective for the fiscal year ended March 31, 2008, additional disclosure is not required in Note 21 to the Consolidated Financial Statements on page 60 of the 10-K Amendment.  The additional disclosure required by FAS 157 has been included pages 15-16 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment.

Consolidated Statements of Cash Flow, page 40

9.	Comment:
Please explain to us in necessary detail the nature of the reconciling line item titled “Income tax paid” totaling $(2,373,846) and $(2,969,765) as of March 31, 2007 and 2008.  Refer to paragraph 29 of FAS 95, which states that “if the indirect method is used, amounts of interest paid (net of amounts capitalized) and income taxes paid during the period shall be provided in related disclosures.”  Refer also to paragraph 23(c) of FAS 95.

Response:
The reconciling line item titled “Income tax paid” was inappropriately included and has been reclassified to the line item titled “Increase in income tax and surcharge payable” on page 40 of the 10-K Amendment.

(t) Earnings per Share, page 47

10.	Comment:
It appears you have not completed the following sentence: “Basic earnings per share is computed in accordance with SFAS No. 128, ‘Earnings Per Share’, by dividing net earnings.”  Please expand this statement as appropriate or otherwise advise.

Response:
On pages 47 and 50 of the 10-K Amendment, the Company has revised the description of the basic earnings per share computation under SFAS No. 128. The Company has made conforming changes on page 8 of the 1Q 10-Q Amendment and the 2Q 10-Q Amendment.

Note 9.  Property, Plant, and Equipment and Land Use Right, page 52

11.	Comment:
We note the land use right balance as of March 31, 2008, totaling $1,777,860.  Please tell us how the amount you recorded relates to your disclosure on page 16 that you “have since paid the $2,100,820 leasing fee and are waiting for the formal land use right certificate to be issued.”

Response:
The original land use agreement entered into with the Shanghai Qingpu Industrial Park District Development (Group) Company Limited was for the lease of 73,157 square meters of land for a leasing fee of $2,100,820 and a $210,083 refundable land deposit.  The refundable land deposit was paid on April 5, 2006. In November 2007, the leasing fee was reduced to $1,777,680 because the amount of land leased was reduced to 36,075 square meters. The Company paid the $1,777,680 leasing fee on December 28, 2007. In February 2009, the refundable land deposit was fully refunded and the approval documents were obtained.  The Company has revised the disclosure in the 10-K Amendment on pages 16 and 28 and in the Notes to the Consolidated Financial Statements on page 58 accordingly.  The Company also made conforming changes to page 14 of the Notes to the Unaudited Condensed Consolidated Financial Statements and on page 17 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment. All of the changes were made to be accurate in each case as of the applicable reporting period. The financial statements were not otherwise affected by the changes described in this response.

March 20, 2009

Note 10.  Tax Payables, page 53

12.	Comment:	Please expand your disclosure under this heading to explain in necessary detail the nature of each of the line items shown.

Response:
The Company has updated the 10-K Amendment on page 53 to explain the nature of the tax payable line items in this section. The Company has made conforming changes on page 11 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment.

Note 17.  Income Taxes, page 56

13.	Comment:
Please explain to us and expand your disclosure to address why you have ‘(Loss)/income in the United States before income taxes’ given your statement on page 17 that “[o]ur principal operations are in China and all of our sales during fiscal years 2007 and 2008 arose in China.”

Response:
Although the Company’s principal operations are located in China, the Company is incorporated in the United States and is subject to U.S. tax law. Other than legal and professional expenses for the daily operation of the Company, the (loss)/income generated from the United States is the change in the fair value of the embedded derivates of the Company’s 4% Convertible Promissory Notes issued on December 11, 2007. The Company has expanded this disclosure on page 56 of the 10-K Amendment. The Company has also made conforming changes on page 12 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment.

March 20, 2009

14.	Comment:
We note your statement on page 57 that “As of March 31, 2007 and 2008, the Group had no deferred tax assets and liabilities.”  Based on this disclosure, please explain why you report a valuation allowance in the table presenting the principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates.  We note your statement that the “valuation allowance was primarily the result of the tax losses carry forwards that management believes may not be fully utilizable because of the uncertainty regarding the tax deductibility of expenses incurred by certain subsidiaries of the Company.”  Note that FAS 109 defines a valuation allowance as the “portion of a deferred tax asset for which it is more likely than not that a tax benefit will not be realized”

Response:
The Company has clarified its disclosure with respect to deferred tax assets on page 57 of the 10-K Amendment. The Company has made conforming changes on page 13 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment.

15.	Comment:
We also note from your disclosure under this heading that certain of your subsidiaries are covered by a tax holiday.  Please modify your disclosure with respect to this tax holiday to address the disclosure requirements of SAB Topic 11C to i) disclose the aggregate dollar and per share effects of the tax holiday and ii) briefly describe the factual circumstances including the date on which the special tax status will terminate; or otherwise advise how your disclosure complies with this guidance.

Response:
The Company has provided the requested disclosure on page 57 of the 10-K Amendment.  The Company has made conforming changes on page 13 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment.

16.	Comment:	Furthermore, please confirm, if true, that the “Tax concession” line in the table on page 57 relates to the tax holiday you address in your disclosure or otherwise advise.

Response:
The “Tax concession” line and the tax holiday are separate concepts. The Company has provided additional description of the tax concession and the tax holiday on page 57 of the 10-K Amendment. The Company has made conforming changes on page 13 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment.

17.	Comment:
Please explain your basis for recording the tax surcharge at 0.5% per day on accrued taxes.  In this regard, we note from your disclosure that the tax surcharge could be calculated at 0.5 times to five times the amount of taxes payable.

March 20, 2009

Response:
Under Chinese tax regulations, tax penalties for the late payment of taxes may be assessed at 0.5 times to five times the amount of taxes payable.  Interest surcharges, which are different than tax penalties, are calculated at 0.05% per day on accrued taxes. On page 57 of the 10-K Amendment, the Company has changed the tax surcharge to 0.05% in the relevant table and added a parenthetical in the text that clarifies that the interest surcharges are calculated at 0.05% per day on accrued taxes. The Company has made conforming changes on page 13 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment.

18.	Comment:
We note you took a position for all years prior to 2005 that your Group’s operations were exempted from income taxes and value added taxes because you believed these operations were recognized by the local government as an advanced technology enterprise.  We further note that as a result of this position, “No provision for the potential tax penalties has been made in the Group’s financial statements as management believes that the probability of penalties being assessed is low because the Group has timely paid all taxes due and has informed the Chinese tax authorities of the matter.”  Based on this disclosure, please tell us in necessary detail how you have applied the guidance in FIN 48 for this tax position, which was applicable to your entity during the 2008 fiscal year.  Please address the more-likely-than-not recognition thresholds you used in your determination.  We note your subsequent disclosure on page 25 in your Form 10-Q for the fiscal quarter ended September 30, 2008.

Response:
The Company has included additional disclosure on the application of FIN 48 on page 57 of the 10-K Amendment. The Company has made conforming changes on pages 13 and 23 of the 1Q 10-Q Amendment, pages 13 and 25 of the 2Q 10-Q Amendment and pages 13 and 25 of the 3Q 10-Q Amendment.

Evaluation of Disclosure Controls and Procedures, page 61

Management’s Annual Report on Internal Control over Financial Reporting

19.	Comment:
We note your statement that “[t]he Company’s personnel did not possess the requisite knowledge in the application of derivative accounting in accordance with Financial Accounting Standard 133-Accounting for Derivative Instruments and Hedging Activities.  Management concluded that an outside expert is required to conduct the assessment with respect to the derivative accounting as at March 31, 2008.  Based on this evaluation, management concluded that the Company should engage an independent expert in relation to this issue in fiscal year 2009.”  Please tell us and expand your disclosure to explain when this weakness was identified and to explain whether or not your reference to the requisite knowledge of your personnel had an impact on your evaluation of internal control over financial reporting as of March 31, 2008 or otherwise explain the reason for your inclusion of this disclosure under this heading.  Also, to the extent applicable, discuss the steps you have taken and the timeframe within which you expect to address the identified weakness.

March 20, 2009

Response:
The Company’s convertible bonds were issued in December 2007. The Company discovered the weakness with respect to its application of derivative accounting with respect to Financial Accounting Standard 133 in the fourth quarter of fiscal year 2008. In order to address the issue, the Company engaged an independent valuation expert and consulted with its outside auditors. On June 16, 2008, the independent valuation expert issued a valuation report to assist the Company’s personnel in the application of derivative accounting with respect to the convertible bonds.  As a result, the Company’s management has enhanced its knowledge regarding Financial Accounting Standard 133 and determined that there was not a material weakness in the Company’s internal control over financial reporting as of March 31, 2008.

The Company has clarified its disclosure with respect to its internal control over financial reporting on page 67 of the 10-K Amendment. The Company has also revised page 25 of the 1Q 10-Q Amendment.

Changes in Internal Controls over Financial Reporting, page 62

20.	Comment:
We note your statement that “[t]here have been no significant changes in the Company’s internal control over financial reporting during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.”  Please note Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.”  See also Regulation S-B, paragraph 4(d) of Exhibit 31.

Response:
On page 68 of the 10-K Amendment, the Company has clarified that there were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company has made conforming changes on page 25 of the 1Q 10-Q Amendment and page 26 of the 2Q 10-Q Amendment.

March 20, 2009

Security Ownership of Certain Beneficial Owners, page 64

21.	Comment:
Combine the shareholdings of Mr. Song and Ms. Yan Li in the table, and make corresponding revisions throughout the document to the percentage you show as beneficially held by Mr. Song.  A person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children.  See Securities Act Release No. 33-4819.  Also, include an appropriate explanation as to why they are both shown as holding the same shares.

Response:
The Company has combined the shareholdings of Mr. Song and Ms. Yan on page 22 and 71 and has provided an explanation as to why they are both shown as holding the same shares on page 71 of the 10-K Amendment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

22.	Comment:	To the extent you make changes in your Form 10-KSB in response to the comments above, please make conforming changes to your Forms 10-Q, as applicable.

	Response:	The Company has made conforming changes to the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment as indicated above.

23.	Comment:
Please explain to us why you believe you qualify as a “smaller reporting company” under Exchange Act Rule 12b-2, as you indicate on the cover page of both this quarterly report as well as the quarterly report for the fiscal quarter ended June 30, 2008.  Similarly, explain why you believe you are not an “accelerated filer’ subject to the shortened filing deadlines that accompany that status.

Response:
With respect to the Company’s Form 10-Qs for the fiscal quarters ended June 30, 2008, September 30, 2008 and December 31, 2008, the Company erroneously used the scaled reporting requirements for smaller reporting companies.  The 1Q 10-Q Amendment, 2Q 10-Q Amendment and 3Q 10-Q have been updated to include the omitted disclosure.

The Company was not an accelerated filer for any of the above-captioned filings.  The definition of accelerated filer requires that, as of the end of its fiscal year, the Company was subject to the requirements of section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months. The Company had not been subject to mandatory reporting requirements for twelve months at the end of its March 31, 2008 fiscal year. It became subject to mandatory reporting requirements on December 28, 2007, which was the effective date of its Form SB-2 registration statement.

March 20, 2009

24.	Comment:
You indicate at Note 10 of this quarterly report, as well as in the quarterly report for the fiscal quarter ended June 30, 2008, that your leases for office space, warehouse facilities, and retail shops expire “at various dates through 2007 and 2008.”  It appears that this disclosure, and parallel disclosure in the Form 10-KSB, was stale when filed.  It also is unclear whether disclosure regarding your new plant, scheduled to begin production in the fourth calendar quarter of 2008, was still on schedule at the end of each corresponding fiscal quarter.  Please revise to provide disclosure that is accurate in each case as of the applicable reporting period.

	Response:	The Company has updated the expiration dates of the office leases on page 57 of the 10-K Amendment, and on page 14 of the 1Q 10-Q Amendment and the 2Q 10-Q Amendment.

The disclosure regarding the schedule of our new plant was correct as of each corresponding fiscal quarter as previously filed. However, the Company updated page 14 of the 1Q 10-Q Amendment, the 2Q 10-Q Amendment and the 3Q 10-Q Amendment with additional disclosure for purposes of clarity.

Unaudited Condensed Consolidated Statements of Cash Flow, page 6

25.	Comment:
We note you include interest paid of $556,164 as a financing activity for the six months ended September 30, 2008. Please note that paragraph 23(d) of FAS 95 requires that cash payments to lenders and other creditors for interest be classified as an operating activity.  Please modify your presentation accordingly or otherwise advise how your presentation complies with FAS 95.

	Response:	The Company has revised the presentation on page 6 of the 2Q 10-Q Amendment in accordance with the requirements of FAS 95.

March 20, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Reconciliation of Non-GAAP Net Income, page 20

26.	Comment:	We note the table you provide under this heading. Please include the disclosures required by Item 10(e) of Regulation S-K for your non-GAAP measure presentation.

Response:
Since the non-GAAP disclosures are not mandatory and do not have a significant impact on the presentation of the relevant financial information, the Company has deleted the Reconciliation of Non-GAAP Net Income on page 18 of the 1Q 10-Q Amendment, page 20 of the 2Q 10-Q Amendment and page 20 of the 3Q 10-Q Amendment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiate by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely yours,

/s/ Eric Simonson

Eric Simonson

cc:           Song Jinan, China-Biotics, Inc.